

Mail Stop 4628

September 8, 2016

Via E-Mail
Robert G. Watson Jr.
Chief Executive Officer
EnerJex Resources, Inc.
4040 Broadway, Suite 508
San Antonio, TX 78209

     Re: **EnerJex Resources, Inc.**
             Form 10-K for the Fiscal Year ended December 31, 2014
             Filed March 31, 2015
             Form 10-K for the Fiscal Year ended December 31, 2015
             Filed April 11, 2016
             File No. 1-36492

Dear Mr. Watson:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2016 letter.

Form 10-K for the Fiscal Year ended December 31, 2014

Notes to Consolidated Financial Statements

Supplemental Oil and Gas Reserve Information (Unaudited), page F-18

Estimated Quantities of Proved Reserves, page F-19

1.   We have read your response to prior comment one, including your illustration of the proposed disclosure regarding the beginning and end-of-year quantities for each product type of proved developed and proved undeveloped reserves. Please revise your proposed

disclosure to correct the mathematical inconsistencies in the calculation of the figures in the illustration. Also revise your proposed disclosure to resolve the inconsistencies regarding the beginning and end-of-year quantities in your illustration compared to the quantities provided in Form 10-K for the fiscal years ending December 31, 2014 and 2013, respectively.

2.   Please expand your disclosure to provide a narrative explanation for the significant changes in net reserves relating to each line item entry other than production for each of the periods presented. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

Form 10-K for the Fiscal Year ended December 31, 2015

Notes to Consolidated Financial Statements

Supplemental Oil and Gas Reserve Information (Unaudited), page F-17

Estimated Quantities of Proved Reserves, page F-18

3.   To the extent applicable, please incorporate the disclosure revisions identified in your response to comment one regarding the presentation of total net proved reserves, developed reserves and undeveloped reserves along with the changes in net quantities for the periods ending December 31, 2014 and 2015, respectively, as disclosed in the Form 10-K for the fiscal year ending December 31, 2015.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources